UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SYMMETRY SURGICAL INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87159G100

(CUSIP Number)

Chad H. Goldstein

Moab Capital Partners, LLC

15 East 62nd Street

New York, NY 10065

(212) 981-2623

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554153106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Moab Capital Partners, LLC 20-4093001
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 905,157
	8.	Shared Voting Power
	9.	Sole Dispositive Power 905,157
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 905,157
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Moab Partners, LP 20-4092810
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 864,793
	8.	Shared Voting Power
	9.	Sole Dispositive Power 864,793
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 864,793
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael M. Rothenberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 905,157
	8.	Shared Voting Power
	9.	Sole Dispositive Power 905,157
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 905,157
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) IN, HC

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Common Stock (the “Shares”) of Symmetry Surgical Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3034 Owen Drive, Antioch, Tennessee 30713.

Item 2.	Identity and Background

(a)    This Schedule 13D is being filed on behalf of Moab Capital Partners, LLC (“Moab LLC”); Moab Partners, L.P. (“Moab L.P.”); and Mr. Michael M. Rothenberg (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

(b)    The address of each Reporting Person is 15 East 62nd Street, New York, NY 10065.

(c)    (i) The principal business of Moab LLC is to act as the investment manager for certain private investment funds (including Moab, L.P.) and separately managed accounts (collectively, the “Advisory Clients”).

(ii) The principal business of Moab L.P. is investing in event-driven securities, often as an activist shareholder or bondholder.

(iii) The principal occupation of Mr. Rothenberg is managing member of Moab LLC.

(d)    None.

(e)    None.

(f)     (i) Moab LLC is a Delaware limited liability company.

(ii) Moab L.P. is a Delaware limited partnership.

(iii) Mr. Rothenberg is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Moab L.P. effects transactions in securities primarily through margin accounts maintained with Goldman Sachs Execution & Clearing, L.P., which may extend margin credit to Moab L.P. as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.

Item 4.	Purpose of Transaction

The Reporting Persons previously had acquired shares of Symmetry Medical, Inc. for investment purposes and became owners of the shares of the Issuer reported in this Schedule 13D as a result of a merger in which shares of the Issuer were distributed. The Reporting Persons have advised the management of the Issuer that they would be interested in having one or more nominees proposed by them included on the Issuer’s Board of Directors and asked the management to consider including such nominees in the slate of nominees proposed at the next annual meeting. If the Reporting Persons are not satisfied with the response or the composition of the Issuer’s new Board of Directors, the Reporting Persons will consider proposing one or more persons for election as permitted by the Issuer’s by-laws. The Reporting Persons hope to develop a constructive relationship with the Issuer’s management and, except as specified in this Item 4, at this time have no plans or proposals for any of the transactions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Depending on their evaluation of the business of the Issuer, general market conditions, the availability and attractiveness of alternative investments and other factors, the Reporting Persons many determine to acquire additional securities of the Issuer or to sell securities now held.

Item 5.	Interest in Securities of the Issuer

(a)    Moab L.P. owns 864,793 Shares, which represent approximately 9.2% of the Issuer’s outstanding Common Stock.

Due to their respective voting and investment power over the security holdings of the Advisory Clients, Moab LLC and Mr. Rothenberg each may be deemed to have beneficial ownership of 905,157 Shares, including the Shares held by Moab L.P., which represent approximately 9.6% of the Issuer’s outstanding Common Stock.

All ownership percentages are calculated based on an estimated 9,387,535 shares of Common Stock outstanding, which was determined based on the product (rounded to the nearest whole share) of (i) 37,550,142 shares of outstanding common stock of Symmetry Medical, Inc. as of October 20, 2014 as reported in Symmetry Medical, Inc.’s Current Report on Form 8-K dated as of December 4, 2014, and (ii) 0.25, which was the conversion ratio of set by Symmetry Medical, Inc. with respect to the distribution of the Issuer’s Common Stock in connection with the merger.

Each of Moab LLC and Mr. Rothenberg disclaims beneficial ownership of the Shares held directly by Moab L.P.

(b)    With respect to all of the Shares that are held by Moab L.P., Mr. Rothenberg has the sole power to vote and dispose or direct the disposition of the Shares.

(c)    Transactions effected in Shares that have taken place since the Reporting Persons first acquired beneficial ownership of the Issuer’s Common Stock on December 5, 2014 are attached as Exhibit B.

(d)    Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

The joint filing agreement pursuant to Rule 13d-1(k), attached as Exhibit A.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2014

Moab Partners, L.P.

By: Moab GP, LLC
Its: General Partner

By: Moab Capital Partners, LLC
Its: Managing Member

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg